Exhibit 12

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months
	Ended
	September 30,	Years Ended December 31
	2007	2006	2005	2004	2003	2002
	(Dollars in millions)

Income/(loss) before income taxes	$2,125	$1,483	$497	$(168)	$(46)	$2,563
Less: Equity income	1,483	1,459	873	347	54	—

Income/(loss) before income taxes and equity income	642	24	(376)	(515)	(100)	2,563
Add: Fixed charges:
Preference dividends	80	86	86	34	—	—
Interest expense	120	172	163	168	81	28
One-third of rental expense	34	39	37	30	30	27
Capitalized interest	14	13	14	20	11	24

Total fixed charges	248	310	300	252	122	79
Less: Capitalized interest	14	13	14	20	11	24
Less: Preference dividends	80	86	86	34	—	—
Add: Amortization of capitalized interest	8	10	10	9	9	8
Add: Distributed income of equity investees	1,323	1,332	647	228	32	—

Earnings/(loss) before income taxes and fixed charges (other than capitalized interest)	$2,127	$1,577	$481	$(80)	$52	$2,626

Ratio of earnings to fixed charges	8.6	5.1	1.6	(0.3)*	0.4 **	33.2

*	For the year ended December 31, 2004, earnings were insufficient to cover fixed charges by $332 million.

**	For the year ended December 31, 2003, earnings were insufficient to cover fixed charges by $70 million.

“Earnings” consist of income/(loss) before income taxes and equity income, plus fixed charges (other than capitalized interest and preference dividends), amortization of capitalized interest and distributed income of equity investee. Schering-Plough includes interest expense or interest income on unrecognized tax benefits as a component of income tax expense. “Fixed charges” consist of interest expense, capitalized interest, preference dividends and one-third of rentals which Schering-Plough believes to be a reasonable estimate of an interest factor on leases. Total rent expense was $101 million for the nine months ended September 30, 2007 and was $118 million, $110 million, $100 million, $91 million and $81 million for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively.

53